January 11, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C.  20549

Attention:	Christine B. Adams
Mail Stop 3720

RE:	Breda Telephone Corp.
SEC Letter dated October 30, 2009

Dear Ms. Adams:

This letter is in response to the SEC letter dated October 30, 2009, and summarizes the most recent update regarding these matters as discussed by phone on January 8, 2010, between Christine Adams of the SEC and Jane Morlok, CFO of Breda Telephone Corp.

Breda Telephone Corp. is a minority investor in certain partnerships, which are considered significant to the audited financial statements of the Company due to flow-through equity earnings.  Auditing guidelines require certain procedures to be completed on these significant equity method investments, which include either obtaining a representation letter from the other auditor of these partnerships or reviewing the audit work papers in those cases where a representation letter is not an option based on the discretion of the other auditing firm.

At the date of the filing of the Company's Form 10-K for the years identified in the SEC letter, the auditor’s reports for these partnerships had not been issued, which in turn required qualified opinions to be issued.  Subsequent to the audit report issuance by these partnerships, the Company and its auditors have been working to obtain the audited financial statements along with the required representation letters.

As of the date of this letter, the remaining outstanding items are the representation letters from Deloitte for RSA 7 Limited Partnership and Iowa 8 Monona Limited Partnership for the years 2007 and 2008.  The Company and its auditors have continued to receive correspondence from Deloitte during the 30-day period since December 11, 2009.  Requests for additional information or clarification were received from Deloitte on

Securities and Exchange Commission	- 2 -	January 11, 2010

December 17, 2009, December 18, 2009, and again on January 5, 2010, January 6, 2010 and January 7, 2010.  Our Deloitte contact was out of the office from Christmas until January 4, 2010.   It is the Company’s understanding that the process is methodically making it’s way through the required reviewers at Deloitte, and should be completed within 30 days.

Breda anticipates filing an amended 2007 10K and 2008 10K within 30 days, and anticipates that the only change will be the change from a qualified opinion to an unqualified opinion.  The amended 2006 10K was filed with the SEC on December 14, 2009.

Sincerely,

BREDA TELEPHONE CORP.

/s/ Jane Morlok

Jane Morlok, CFO

JM